FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated June 30, 2006, regarding the terms and conditions of the 8th and 10th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú, according to advertisements published

2.	Translation of an advertisement, regarding the terms and conditions of the 8th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú

3.	Translation of an advertisement, regarding the terms and conditions of the 10th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú

4.	Translation of a letter to CONASEV, dated July 5, 2006, regarding the result of the of 8th Issue, Serial A of the Fourth Program of Telefónica del Peru’s Bonds

5.	Translation of a letter to CONASEV, dated July 5, 2006, regarding the result of the of 10th Issue, Serial A of the Fourth Program of Telefónica del Peru’s Bonds

6.	Translation of a letter to CONASEV, dated July 6, 2006, regarding the General Shareholders’ Meeting of Telefónica del Perú S.A.A.

Item 1

Lima, June 30, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs the terms and conditions of the 8th and 10th Issue of the Fourth Program of Corporate Bonds of Telefónica del Perú, according to the advertisement that will be published tomorrow, enclosed herewith.

Best regards,

Julia María Morales Valentín
Stock Exchange Representative
Telefónica del Perú S.A.A.

Item 2

Telefónica del Perú S.A.A.

Fourth Program of Bonds of Telefónica del Peru - Eighth Issue

Up to S/. 100,000,000

Primary Public Offering of Corporate Bonds

Telefónica del Perú S.A.A. (“Telefónica del Peru” or the “ISSUER”), corporation duly incorporated under the laws of the Republic of Perú, has agreed to issue values through corporate bonds (“Fourth Program of Bonds of Telefónica del Peru – Eighth Issue”) up to a total of S/. 100,000,000 within the Fourth Program of Bonds of Telefónica del Perú approved by Resolution CONASEV N° 039-2006-EF/94.11. The Bonds of the Fourth Program of bonds Telefónica del Perú– Eighth Issuance will be issued in one or more series.

According to its bylaws, Telefónica del Perú is dedicated to the exploitation and rendering of telecommunications services.

Terms and conditions of the Fourth Program of Bonds Telefónica del Perú – Eighth Issuance:

Issuer:	Telefónica del Perú S.A.A.

Denomination:	Fourth Program of Corporate Bonds of Telefónica del Perú – Eighth Issuance

Amount of the registered issuance:	Up to S/. 100,000,000.00

Amount of the auction:	Up to S/. 25,000,000.00, which could be increased up to the total of the registered issue ( S/. 100,000,000.00).

Currency of issue:	Nuevos Soles

Nominal Value:	S/. 5,000.00 each

Serial:	Serial A

Term:	4 years from the date of issue.

Allocation price:	At par value

Interest rate:	To be submitted to auction as annual nominal rate and considering a 360 day - year. The interests will be calculated on the principal amount.

Payment of interests:

At the end of each semester, the computation of the first semester will be initiated in the date of the respective issuance.

1° Coupon        01/05/2007

2° Coupon        07/05/2007

3° Coupon        01/07/2008

4° Coupon        07/07/2008

5° Coupon        01/05/2009

6° Coupon        07/06/2009

7° Coupon        01/05/2010

8° Coupon        07/05/2010

In case the expiration of the corresponding period corresponds to a no working day, the day of payment of interests will be the first following working day. The holders of the bonds will not have the right to perceive interests by said due to such delay.

Performance:	It will be the one established by the Issuer in coordination with the placing agent according to the procedure of placement described in the Complement of the Prospectus Marco.

Mechanism of assignment and awarding:	Dutch Auction with the possibility of extending the amount. According to the procedure of allocation established in the Complementary Prospectus, the Issuer can extend the value to be awarded to an amount that, added to the values in circulation of other Series issued inside the respective Issue, does not exceed the maximum value established for the respective Issue.

Informative prospectus:	The Prospectus Marco and the corresponding Complementary prospectus are available for the investors and can be requested to the placing agent or the Issuer or for consultation in CONASEV.

Amortization:	100% of the principal will be paid off in the date of redemption.

Guarantee:	Generic guarantee on the patrimony of the Issuer.

Class:	Nominative, indivisible and they are noted in account in CAVALI ICLV S.A.

Risk classification:	Apoyo & Asociados Internacionales S.A.C. AAA (pe) Class & Asociados S.A AAA

Payments:	It will be carried out in Nuevos Soles.

Place and agent of payment:	CAVALI ICLV S.A., Pasaje Acuña 106, Lima 1.

Period of reception of the purchase orders:	Starting 9:00 a.m., and ending at 1:00 p.m. on Tuesday July 4, 2006. It is possible to present several proposals with rates tiered in 1/16.

Date of auction:	Tuesday July 4, 2006.

Date of Issue:	Wednesday July 5, 2006

Date of Maturity:	July 5, 2010.

Term of liquidation:	By 11:00 a.m. of the first working day after the auction, that is Wednesday July 5, 2006, through funds transfer vía BCR or direct payment in Continental Bolsa S.A.B. in the account indicated in the purchase order.

Place of delivery of the purchase orders:	By facsímile or letter, – Attention Mr. Placement, Av. República de Panamá 3065, 2° piso, San Isidro, Lima. Telephones 211-1540, 211-1597 and 211-1543. Facsimiles 211-1598, 211-1593 and 211-1599.

Representative of the Bondholders:	BBVA Banco Continental

Investors:	Corporate and public in general.

Notice to awardees by facsimile:	Tuesday July 4, 2006 starting at 5:00 p.m., and ending at 7:00 p.m..

Important notice:	Telefónica del Perú S.A.A. reserves the right to suspend or to terminate this offering up to the time, before starting the awarding of the values.

Telefónica del Perú S.A.A.

Issuer

Structuring Agent	Placing agent

Item 3

Telefónica del Perú S.A.A.

Fourth Program of Bonds of Telefónica del Peru - Tenth Issue

Up to S/. 180,000,000

Primary Public Offering of Corporate Bonds

Telefónica del Perú S.A.A. (“Telefónica del Peru” or the “ISSUER”), corporation duly incorporated under the laws of the Republic of Perú, has agreed to issue values through corporate bonds (“Fourth Program of Bonds of Telefónica del Peru – Tenth Issue”) up to a total of S/. 180,000,000 within the Fourth Program of Bonds of Telefónica del Perú approved by Resolution CONASEV N° 039-2006-EF/94.11. The Bonds of the Fourth Program of bonds Telefónica del Perú– Tenth Issuance will be issued in one or more series.

According to its bylaws, Telefónica del Perú is dedicated to the exploitation and rendering of telecommunications services.

Terms and conditions of the Fourth Program of Bonds Telefónica del Perú – Tenth Issuance:

Issuer:	Telefónica del Perú S.A.A.

Denomination:	Fourth Program of Corporate Bonds of Telefónica del Perú – Tenth Issuance

Amount of the registered issuance:	Up to S/. 180,000,000.00

Amount of the auction:	Up to S/. 25,000,000.00, which could be increased up to the total of the registered issue ( S/. 180,000,000.00).

Currency of issue:	Nuevos Soles

Nominal Value:	S/. 5,000.00 each

Serial:	Serial A

Term:	6 years from the date of issue.

Allocation price:	At par value

Interest rate:	To be submitted to auction as annual nominal rate and considering a 360 day - year. The interests will be calculated on the principal amount.

Payment of interests:

At the end of each semester, the computation of the first semester will be initiated in the date of the respective issuance.

1° Coupon        01/05/2007

2° Coupon        07/05/2007

3° Coupon        01/07/2008

4° Coupon        07/07/2008

5° Coupon        01/05/2009

6° Coupon        07/06/2009

7° Coupon        01/05/2010

8° Coupon        07/05/2010

9° Coupon        01/05/2011

10° Coupon      07/05/2011

11° Coupon      01/05/2012

In case the expiration of the corresponding period corresponds to a no working day, the day of payment of interests will be on the first following working day. The holders of the bonds will not have the right to perceive interests by said due to such delay.

Performance:	It will be the one established by the Issuer in coordination with the placing agent according to the procedure of placement described in the Complement of the Prospectus Marco.

Mechanism of assignment and awarding:	Dutch Auction with the possibility of extending the amount. According to the procedure of allocation established in the Complementary Prospectus, the Issuer can extend the value to be awarded to an amount that, added to the values in circulation of other Series issued inside the respective Issue, does not exceed the maximum value established for the respective Issue.

Informative prospectus:	The Prospectus Marco and the corresponding Complementary prospectus are available for the investors and can be requested to the placing agent or the Issuer or for consultation in CONASEV.

Amortization:	100% of the principal will be paid off in the date of redemption.

Guarantee:	Generic guarantee on the patrimony of the Issuer.

Class:	Nominative, indivisible and they are noted in account in CAVALI ICLV S.A.

Risk classification:	Apoyo & Asociados Internacionales S.A.C. AAA (pe) Class & Asociados S.A AAA

Payments:	Will be carried out in Nuevos Soles.

Place and agent of payment:	CAVALI ICLV S.A., Pasaje Acuña 106, Lima 1.

Period of receipt of purchase orders:	Starting 9:00 a.m., and ending at 1:00 p.m. on Tuesday July 4, 2006. It is possible to present several proposals with rates tiered in 1/16.

Date of auction:	Tuesday July 4, 2006.

Date of Issue:	Wednesday July 5, 2006

Date of Maturity:	July 5, 2012.

Term of liquidation:	By 11:00 a.m. of the first working day after the auction, that is Wednesday July 5, 2006, through funds transfer vía BCR or direct payment in Continental Bolsa S.A.B. in the account indicated in the purchase order.

Place of delivery of the purchase orders:	By facsímile or letter, – Attention Mr. Placement, Av. República de Panamá 3065, 2° piso, San Isidro, Lima. Telephones 211-1540, 211-1597 and 211-1543. Facsimiles 211-1598, 211-1593 and 211-1599.

Representative of the Bondholders:	BBVA Banco Continental

Investors:	Corporate and public in general.

Notice to awardees by facsimile:	Tuesday July 4, 2006 starting at 5:00 p.m., and ending at 7:00 p.m.

Important notice:	Telefónica del Perú S.A.A. reserves the right to suspend or to terminate this offering up to the time, before starting the awarding of the values.

Telefónica del Perú S.A.A.

Issuer

`

Structuring Agent	Placing agent

Item 4

Lima, July 5, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs the result of the of 8th Issue, Serial A of the Fourth Program of Telefónica del Peru’s Bonds:

Amount:	S/. 29,720,000
N° of Bonds:	5,944
Date of Issue:	July 5, 2006
Date of Redemption:	July 5, 2010
Nominal Interest Rate:	7.3750%

Schedule of payment:

Coupon 1:	01/05/2007	Coupon 5:	01/05/2009
Coupon 2:	07/05/2007	Coupon 6:	07/06/2009
Coupon 3:	01/07/2008	Coupon 7:	01/05/2010
Coupon 4:	07/07/2008	Coupon 8:	07/05/2010

Find attached the formulary required.

Best regards,

Julia María Morales Valentín
Stock Exchange Representative
Telefónica del Perú S.A.A.

Issuer: Telefónica del Perú S.A.A.

Issue: Fourth Program of Telefónica del Peru’s Bonds - 8th Issue.

Lead arranger: BBVA Banco Continental

Placing agent : Continental Bolsa SAB, S.A.

Serial	Interest Rate	Rate of primary Allocation	Allocation Price (%)	Amount Issued	Allocation Amount	Allocation Date	Date of Issuance	Date of Maturity	Nominal Value
A	7.3750%	7.3750%	100%	S/.29,720,000	S/.29,720,000	07/04/2006	07/05/2006	07/05/2010	S/5,000

Item 5

Lima, July 5, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs the result of the of 10th Issue, Serial A of the Fourth Program of Telefónica del Peru’s Bonds:

Amount:	S/. 29,685,000
N° of Bonds:	5,937
Date of Issue:	July 5, 2006
Date of Redemption:	July 5, 2012
Nominal Interest Rate:	7.8750%

Schedule of payment:

Coupon 1:	01/05/2007	Coupon 7:	01/05/2010
Coupon 2:	07/05/2007	Coupon 8:	07/05/2010
Coupon 3:	01/07/2008	Coupon 9:	01/05/2011
Coupon 4:	07/07/2008	Coupon 10:	07/05/2011
Coupon 5:	01/05/2009	Coupon 11:	01/05/2012
Coupon 6:	07/06/2009	Coupon 12:	07/05/2012

Find attached the formulary required.

Best regards,

Julia María Morales Valentín
Stock Exchange Representative
Telefónica del Perú S.A.A.

Issuer: Telefónica del Perú S.A.A.

Issue: Fourth Program of Telefónica del Peru’s Bonds - 10th Issue.

Lead arranger: BBVA Banco Continental

Placing agent : Continental Bolsa SAB, S.A.

Serial	Interest Rate	Rate of primary Allocation	Allocation Price (%)	Amount Issued	Allocation Amount	Allocation Date	Date of Issuance	Date of Maturity	Nominal Value
A	7.8750%	7.8750%	100%	S/.29,685,000	S/.29,685,000	07/04/2006	07/05/2006	07/05/2012	S/5,000

Item 6

Lima, July 6, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law approved by Supreme Decree N° 093-2002-EF and the CONASEV Resolution No. 107-2002-EF/94.10, we inform you as a Key Event, that today the General Shareholders’ Meeting of Telefónica del Perú S.A.A. adopted the following agreements:

•	Approved the capitalization of the result from exposure to inflation accrued as of December 31, 2004 and, consequently, the increase of the capital stock in S/. 202,630,820.43; that is, from S/. 1,704,901,946.00 to S/. 1,907,532,744.43.

•	Approved that such increase of the capital stock will be made through an increase of the par value of the share, maintaining the same number of issued shares and without changing the shareholders’ interest in the capital stock.

•	Authorized the Board of Directors to amend the first paragraph of the Article 5 of the company’s Bylaws.

Is important to remark that the referred increase will be executed in the same date but previously to the reduction of the capital stock agreed by the Board of Directors on June 5.

In the same date the capital stock of Telefónica del Perú S.A.A. (i) will be increased to S/. 1,704,901,946.00 from S/. 1,907,532,766.43, that is by S/. 202,630,820.43, which will be done through the increase of the nominal value of the share in S/. 0.1188518911045930, this is from S/. 1.00 to S/. 1.1188518911045930; and, (ii) immediately, after, the capital stock will be reduced by S/. 594,758,268.01, this is from S/. 1,907,532,766.43 to S/. 1,312 774,498.42, through the decrease of the nominal value of the share in S/. 0.3488518911045930, that is from S/. 1.1188518911045930 to S/. 0.77.

Executed both operations, the capital stock of Telefónica del Perú S.A.A. will be of S/. 1,312,774,498.42 and will be represented by 1,704,901,946 shares of a nominal value of S/. 0.77 each one.

Finally, we must inform you that, July 25, 2006 will be the date of register and exchange of the nominal value of the share.

Sincerely,

Julia María Morales Valentín
Stock Market Representative
Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: July 11, 2006	By:	/S/ JULIA MARÍA MORALES VALENTÍN
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.